[Apartment Investment and Management Company Letterhead]
December 8, 2010
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Apartment Investment and Management Company Aimco Properties, L.P. Registration Statements on Form S-4 File No. 333-169872 File No. 333-169873 File No. 333-169870 File No. 333-169353
Dear Sir or Madam:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Apartment Investment and Management Company (“Aimco”) and Aimco Properties, L.P. (“Aimco Properties”, and, together with Aimco, the “Company”) hereby requests that the effective date of the above-referenced Registration Statements on Form S-4 be accelerated so that the Registration Statements may become effective as soon as practicable on Friday, December 10, 2010. Notwithstanding this request for acceleration, the Company may contact the Securities and Exchange Commission (the “Commission”) prior to the requested time of effectiveness to request that the Commission stop effectiveness if circumstances so dictate.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
•	the Company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-referenced Registration Statements.
     We request that we be notified of such effectiveness by a telephone call to Jonathan Friedman of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5396 and that such effectiveness also be confirmed in writing.

Sincerely, APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO PROPERTIES, L.P.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

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